UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

7/F, Shuohuang Development Plaza

No. 6 Caihefang Road, Haidian District, Beijing, 100080

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Press Release regarding Results of Operations and Financial Condition for the Second Quarter ended June 30, 2014, issued by Weibo Corporation on August 14, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: August 19, 2014	By:	/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

Weibo Reports Second Quarter 2014 Financial Results

BEIJING, China—August 14, 2014—Weibo Corporation (the “Company” or “Weibo”) (NASDAQ GS: WB), a leading social media platform for people to create, distribute and discover Chinese-language content, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Net revenues increased 105% year over year to $77.3 million.

•	Advertising and marketing revenues grew 99% year over year to $59.6 million.

•	Weibo Value Added Services (“Weibo VAS”) revenues increased 131% year over year to $17.7 million.

•	Net loss attributable to Weibo’s ordinary shareholders decreased 56% year over year to $15.4 million, or $0.08 diluted net loss per share attributable to Weibo’s ordinary shareholders.

•	Non-GAAP net loss attributable to Weibo’s ordinary shareholders decreased 56% year over year to $4.9 million, or $0.03 non-GAAP diluted net loss per share attributable to Weibo’s ordinary shareholders.

•	Monthly active users (“MAUs”) were 156.5 million as of June 30, 2014, an increase of 30% year over year.

•	Daily active users (“DAUs”) were 69.7 million on average for June 2014, an increase of 32% year over year.

“I’m happy that we were able to deliver strong financial results for the first quarter after Weibo’s IPO. In May 2014, we launched our native ad products to brand advertising customers and began to implement our payment solutions to drive social commerce on Weibo. With these initiatives we are laying solid groundwork for our future growth.” stated Gaofei Wang, Weibo’s CEO. “At the same time growing user scale and activities remains our top priority. During the second quarter, we built new product experiences that integrate Weibo with TV shows and other live events. We believe the innovation will ultimately create great value for TV stations, brand advertisers as well as Weibo through greater engagements and live reach among TV audience. Going forward, we will continue to focus on enhancing user experience through product innovation.”

Second Quarter 2014 Financial Results

For the second quarter of 2014, Weibo reported net revenues of $77.3 million, compared to $37.6 million for the same period last year. Advertising and marketing revenues for the second quarter of 2014 totaled $59.6 million, compared to $30.0 million for the same period last year. Weibo VAS revenues for the second quarter of 2014 totaled $17.7 million, compared to $7.7 million for the same period last year.

Costs and expenses for the second quarter of 2014 totaled $87.8 million, compared to $74.6 million for the same period last year. Non-GAAP costs and expenses for the second quarter of 2014 was $84.1 million, compared to $46.6 million for the same period last year. The increase in non-GAAP costs and expenses was mainly due to an increase in personnel-related costs, marketing expenditures as well as VAT costs resulting from higher revenues and infrastructure costs due to the growth in traffic.

Loss from operations for the second quarter of 2014 was $10.5 million, compared to a loss of $36.9 million for the same period last year. Non-GAAP loss from operations for the second quarter of 2014 was $6.8 million, compared to $9.0 million for the same period last year.

Non-operating loss for the second quarter of 2014 was $5.3 million, compared to an income of $2.2 million for the same period last year. Non-operating loss for the second quarter of 2014 included a loss of $6.8 million from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo, compared to a $0.9 million gain of the same nature for the same period last year.

Net loss attributable to Weibo’s ordinary shareholders for the second quarter of 2014 was $15.4 million, compared to a net loss of $35.1 million for the same period last year. Diluted net loss per share attributable to Weibo’s ordinary shareholders for the second quarter of 2014 was $0.08, compared to a diluted net loss of $0.24 per share for the same period last year. Non-GAAP net loss attributable to Weibo’s ordinary shareholders for the second quarter of 2014 was $4.9 million, compared to a non-GAAP net loss of $11.2 million for the same period last year. Non-GAAP diluted net loss per share attributable to Weibo’s ordinary shareholders for the second quarter of 2014 was $0.03, compared to a non-GAAP diluted net loss of $0.08 per share for the same period last year.

As of June 30, 2014, Weibo’s cash, cash equivalents and short-term investments totaled $498.7 million. For the second quarter of 2014, cash used in operating activities was $18.1 million, capital expenditures totaled $3.9 million, and depreciation and amortization expenses amounted to $5.6 million. Net proceeds from the IPO were approximately $301.2 million.

Upon the completion of Weibo’s initial public offering (“IPO”) in April 2014, all of Weibo’s outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. At the same time, Ali WB fully exercised its option to increase its ownership in Weibo to 30% on a fully diluted basis. As a result of these transactions, the mezzanine equity and the option liability were derecognized upon the completion of Weibo’s IPO. After the offering, Weibo repaid the $255.7 million loan from SINA Corporation.

Business Outlook

For the third quarter of 2014, Weibo estimates that its net revenues to be between $79 million and $82 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income/ (loss) from operations, non-GAAP net income/ (loss) and non-GAAP diluted net income/ (loss) per share attributable to Weibo’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, change in fair value of investor option liability and remeasurement gain upon obtaining control. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

Weibo will host a conference call at 9p.m.—10p.m. Eastern Time on August 14, 2014 (or 9a.m.—10a.m. Beijing Time on August 15, 2014) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free: +1 877-870-4263

International: +1 412-317-0790

Hong Kong Toll Free: 800-905-945

China: 400-120-1203

Passcode for all regions: Weibo

A replay of the conference call will be available through midnight Eastern Time, August 28, 2014. The dial-in number is +1 412-317-0088. The passcode for the replay is 10050889.

About Weibo

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. A microcosm of Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and Weibo’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to Weibo’s limited operating history in a new and unproven market; failure to grow active user base and user engagement; failure to compete effectively for user traffic or user engagement; lack of experience operating as a stand-alone public company; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Weibo does not undertake any obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +8610-5898 3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2014	2013	2014	2014	2013
Net revenues:
Advertising and marketing	$59,583	$29,956	$51,853	$111,436	$48,719
Weibo VAS	17,737	7,683	15,657	33,394	14,804

Total net revenues	77,320	37,639	67,510	144,830	63,523

Costs and Expenses:
Cost of revenues (a)	19,700	17,438	17,443	37,143	29,125
Sales and marketing (a)	30,006	15,005	23,849	53,855	23,456
Product development (a)	32,155	29,557	28,808	60,963	49,980
General and administrative (a)	5,931	12,556	5,472	11,403	14,294

Total costs and expenses	87,792	74,556	75,572	163,364	116,855

Loss from operations	(10,472)	(36,917)	(8,062)	(18,534)	(53,332)

Non-operating (loss) income:
Loss from equity method investment	—	(582)	—	—	(1,236)
Remeasurement gain upon obtaining control	—	3,116	—	—	3,116
Change in fair value of investor option liability	(6,784)	864	(40,188)	(46,972)	864
Interest and other income (expenses), net	1,501	(1,173)	297	1,798	(3,106)

	(5,283)	2,225	(39,891)	(45,174)	(362)

Loss before income tax expenses	(15,755)	(34,692)	(47,953)	(63,708)	(53,694)
Income tax benefits (expenses)	732	(437)	576	1,308	(676)

Net loss	(15,023)	(35,129)	(47,377)	(62,400)	(54,370)
Less: Net income attributable to noncontrolling interest	349	—	—	349	—

Net loss attributable to Weibo’ ordinary shareholders	$(15,372)	$(35,129)	$(47,377)	$(62,749)	$(54,370)

Basic net loss per share attributable to Weibo’s ordinary shareholders	$(0.08)	$(0.24)	$(0.31)	$(0.37)	$(0.37)

Diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.08)	$(0.24)	$(0.31)	$(0.37)	$(0.37)

Shares used in computing basic net loss per share attributable to Weibo’s ordinary shareholders	192,190	146,519	150,596	171,508	145,056
Shares used in computing diluted net loss per share attributable to Weibo’s ordinary shareholders	192,190	146,519	150,596	171,508	145,056

(a) Stock-based compensation in each category:
Cost of revenues	$187	$3,989	$169	$356	$4,040
Sales and marketing	433	5,641	257	690	5,752
Product development	989	8,264	592	1,581	8,454
General and administrative	1,831	10,018	1,171	3,002	10,507

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$243,580	$246,436
Short-term investments	255,077	252,342
Accounts receivable, net	95,880	47,304
Prepaid expenses and other current assets	11,086	5,693

Current assets subtotal	605,623	551,775

Property and equipment, net	34,953	35,702
Goodwill and intangible assets, net	10,323	10,588
Long-term investments	13,561	5,500
Other assets	3,541	3,369

Total assets	$668,001	$606,934

Liabilities, Mezzanine Equity and Shareholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Accounts payable	$2,925	$824
Accrued liabilities	70,663	56,414
Deferred revenues	15,659	15,031
Amount due to SINA	19,896	267,722
Investor option liability	—	29,504

Current liabilities subtotal	109,143	369,495

Long-term liabilities	612	768

Total liabilities	109,755	370,263

Mezzanine equity - preferred shares	—	479,612

Shareholders’ equity (deficit):
Weibo ordinary shareholders’ equity (deficit)	557,874	(242,941)
Non-controlling interest	372	—

Total shareholders’ equity (deficit)	558,246	(242,941)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$668,001	$606,934

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2014				June 30, 2013				March 31, 2014
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results

Advertising and marketing	$59,583			$59,583	$29,956			$29,956	$51,853			$51,853
Weibo VAS	17,737			17,737	7,683			7,683	15,657			15,657

Net revenues	$77,320			$77,320	$37,639			$37,639	$67,510			$67,510

		(3,440	) (a)							(2,189	) (a)
		(273	) (b)			(27,912	) (a)			(280	) (b)

Total costs and expenses	$87,792	$(3,713)		$84,079	$74,556	$(27,912)		$46,644	$75,572	$(2,469)		$73,103

		3,440	(a)							2,189	(a)
		273	(b)			27,912	(a)			280	(b)

Loss from operations	$(10,472)	$3,713		$(6,759)	$(36,917)	$27,912		$(9,005)	$(8,062)	$2,469		$(5,593)

		3,440	(a)			27,912	(a)			2,189	(a)
		214	(b)			(864	) (c)			191	(b)
		6,784	(c)			(3,116	) (d)			40,188	(c)

Net loss attributable to Weibo’s ordinary shareholders	$(15,372)	$10,438		$(4,934)	$(35,129)	$23,932		$(11,197)	$(47,377)	$42,568		$(4,809)

Basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.08)			$(0.03)	$(0.24)			$(0.08)	$(0.31)			$(0.03)

Shares used in computing basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	192,190	—		192,190	146,519	—		146,519	150,596	—		150,596

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Six months ended
	June 30, 2014				June 30, 2013
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results

Advertising and marketing	$111,436			$111,436	$48,719			$48,719
Weibo VAS	33,394			33,394	14,804			14,804

Net revenues	$144,830			$144,830	$63,523			$63,523

		(5,629	) (a)
		(553	) (b)			(28,753	) (a)

Total costs and expenses	$163,364	$(6,182)		$157,182	$116,855	$(28,753)		$88,102

		5,629	(a)
		553	(b)			28,753	(a)

Loss from operations	$(18,534)	$6,182		$(12,352)	$(53,332)	$28,753		$(24,579)

		5,629	(a)			28,753	(a)
		405	(b)			(864	) (c)
		46,972	(c)			(3,116	) (d)

Net loss attributable to Weibo’ ordinary shareholders	$(62,749)	$53,006		$(9,743)	$(54,370)	$24,773		$(29,597)

Basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	$(0.37)			$(0.06)	$(0.37)			$(0.20)

Shares used in computing basic and diluted net loss per share attributable to Weibo’s ordinary shareholders	171,508	—		171,508	145,056	—		145,056

(a)	To adjust stock-based compensation.
(b)	To adjust amortization of intangible assets and tax provision on amortization of acquired intangible assets.
(c)	To adjust the change in fair value of investor option liability.
(d)	To adjust the remeasurement gain upon obtaining control.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2014	2013	2014	2014	2013

Net revenues
Advertising and marketing:
Advertising and marketing other than Alibaba	$37,401	$24,811	$31,992	$69,393	$43,574
Alibaba *	22,182	5,145	19,861	42,043	5,145

Subtotal	59,583	29,956	51,853	111,436	48,719

Weibo VAS	17,737	7,683	15,657	33,394	14,804

	$77,320	$37,639	$67,510	$144,830	$63,523

*	Revenue related to the strategic alliance between Weibo and Alibaba formed on April 29, 2013.